EXHIBIT 99.5

EFFECTIVE DATE: APRIL 14, 2004

USA

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear «First_Name» «Lastname»:

As you know, on April 14, 2004 (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired Riverhead Networks, Inc. (“Riverhead”) (the “Acquisition”) pursuant to the terms agreed between Cisco and Riverhead in the March 18, 2004, Agreement and Plan of Merger by and among Cisco Systems, Inc., Razor Acquisition Corp. and Riverhead Networks, Inc. (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of Riverhead common stock granted to you under the Riverhead Networks, Inc. 2001 Stock Option and Restricted Stock Incentive Plan (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date Cisco assumed all obligations of Riverhead under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase Riverhead common stock granted to you under the Plan (the “Riverhead Option”), and documented by a stock option agreement (or stock option agreements) entered into by and between you and Riverhead (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Riverhead Option(s) that are required by the Acquisition.

The table below summarizes your Riverhead Option(s) immediately before and after the Acquisition:

RIVERHEAD OPTION				ASSUMED RIVERHEAD OPTION

Grant Date	Option Type	Riverhead Shares	Exercise Price/Share	No. of Shares of Cisco Stock	Exercise Price Per Share

«Grant_Date»	«Option_Type»	«Riverhead_Shares»	$«Riverhead_Price»	«Cisco_Shares»	$«Cisco_Price»

The post-Acquisition adjustments are based on the Option Exchange Ratio of 0.0360444 (as determined in accordance with the terms of the Merger Agreement) and are intended to: (i) assure that the total spread of your assumed Riverhead Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition and (iii) to the extent applicable and allowable by law, to retain incentive stock option (“ISO”) status under the Federal tax laws. The number of shares of Cisco common stock subject to your assumed Riverhead Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Riverhead Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed Riverhead Option(s) was determined by dividing the exercise price per share of your Riverhead Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plan relating to your status as an employee of Riverhead will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

EFFECTIVE DATE: APRIL 14, 2004

USA

The vesting commencement date, vesting schedule and expiration date of your assumed Riverhead Option(s) remain the same as set forth in the Option Agreement(s), but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the effect of the Acquisition. Vesting of options will be suspended during all leaves of absence in accordance with Cisco’s policies and the only permissible methods to exercise your assumed Riverhead Option(s) are the methods permitted under Cisco’s 1996 Stock Incentive Plan, including, but not limited to, a cashless exercise program through a broker acceptable to Cisco. All other provisions which govern either the exercise or the termination of your assumed Riverhead Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Cisco common stock. Upon termination of your employment with Cisco you will have the limited post-termination exercise period specified in your Option Agreement(s) for your assumed Riverhead Option(s) to the extent vested and outstanding at the time of termination, generally ninety days, after which time your assumed Riverhead Option(s) will expire and NOT be exercisable for Cisco common stock.

To exercise your assumed Riverhead Option(s), you must utilize one of Cisco’s designated brokers. Please refer to Cisco’s option exercise policies and procedures detailed on Cisco’s Stock Administration website («URL») or call the Human Resources Connection at (408) 526-5999 for further information.

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and Cisco’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Riverhead Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to Cisco at the following address:

Cisco Systems, Inc.

170 West Tasman Dr.

MS-11-1

San Jose, CA 95134

Attn: Colleen Ledesma, Stock Administration

[SIGNATURE PAGE FOLLOWS]

EFFECTIVE DATE: APRIL 14, 2004

USA

Until your fully executed Acknowledgment (attached to this Agreement) is received by Cisco’s Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed Riverhead Option(s), please contact Colleen Ledesma at (408) 527-8321.

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler

Mark Chandler
Corporate Secretary

[ACKNOWLEDGMENT PAGE FOLLOWS]

EFFECTIVE DATE: APRIL 14, 2004

USA

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Riverhead Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed Riverhead Option(s), the Plan and this Stock Option Assumption Agreement.

DATED: , 2004
«First_Name» «Lastname»—OPTIONEE
«Employee_Number»

ATTACHMENTS

Exhibit A – Form S-8 Prospectus